JENNIFER M. GOODMAN 312-609-7732 jgoodman@vedderprice.com	February 4, 2009

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Attn: John Grzeskiewicz

Re:	DWS Balanced Fund (the “Registrant”); File No.811-01236

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-155864) relating to the issuance of shares in connection with the merger of DWS Value Builder Fund, Inc. (“Value Builder Fund”), (File No. 811-06600) into DWS Balanced Fund, a separate series of the Registrant (the “Merger”).

On or about February 4, 2008, the Registrant will be filing by letter a request for acceleration of effectiveness.

It is currently expected that a special meeting of shareholders of Value Builder Fund will be held on March 27, 2009. Accordingly, we plan to mail the proxy materials to Value Builder Fund shareholders around February 6, 2009.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (312) 609-7732.

Sincerely,

/s/ Jennifer M. Goodman

JMG

Enclosures